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          [LETTERHEAD OF STEADMAN SECURITY CORPORATION APPEARS HERE]



PRESS RELEASE

     Contact:  Dr. Max Katcher
               President
               Steadman American Industry Fund
               Steadman Associated Fund
               Steadman Investment Fund
               Steadman Technology and Growth Fund
               (202) 223-1000, X12

               For Immediate Release
               December 18, 1997

                    SPECIAL MEETINGS OF SHAREHOLDERS OF THE
                        STEADMAN GROUP OF MUTUAL FUNDS

  Washington, D. C. -- December 18, 1997 -- Special Meetings of the Shareholders of the Steadman Group of Mutual Funds were held today. Since a quorum was not present at the meetings of Steadman American Industry Fund and Steadman Technology and Growth Fund, those meetings were adjourned until January 16, 1998 at 10:00 a.m.

  The shareholders of Steadman Investment Fund and Steadman Associated Fund approved the election of Reznick Fedder & Silverman to serve as its independent auditor for the current year. The shareholders of Steadman Associated Fund also elected three new trustees, William Mark Crain, Richard O. Haase and Paul F. Wagner and ratified the Fund's Amended and Restated Trust Indenture, which among other things changes the Fund's name to Steadman Security Trust and changed the Fund's fundamental investment objective from primarily capital growth and secondarily current income to primarily current income and secondarily to maximize total return.

  Steadman Investment Fund and Steadman Associated Fund also adjourned their meetings until January 16, 1998 at 10:00 a.m. to consider the proposal to approve the Agreement and Plan of Merger whereby Steadman American Industry Fund, Steadman Investment Fund and Steadman Technology and Growth Fund will merge into Steadman Security Trust. The affirmative vote of a majority of the outstanding shares of each of the funds is required to approve the Merger Agreement.

  Max Katcher, President of each of the Funds said "Even though this is a holiday period, I am confident that we will obtain a quorum for the American Industry Fund and the Growth and Technology Fund and that the required votes will approve the Merger Agreement when the adjourned meetings resume on January 16th."

  Each of the Steadman Funds is a common-law business trust organized under the laws of the District of Columbia. Each of the Steadman Funds is registered as an open-end investment company under the Investment Company Act of 1940, as amended. The Steadman Funds are currently seeking shareholder approval for a merger of the Steadman Funds pursuant to a proxy statement/prospectus dated October 22, 1997.